Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Best Quarter Ever

Sales up 15%, Net Income up 32%

Company Increases Full-Year Target for Operating Income

ROMANEL-SUR-MORGES, Switzerland, Jan. 18, 2007 and FREMONT, Calif., Jan 17, 2007 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced its best-ever quarterly results, posting record profits and margins, and the Company’s thirty-third consecutive quarter of double-digit revenue growth. Sales for the third quarter of Fiscal Year 2007, ended Dec. 31, 2006, were $659 million, up 15 percent from $574 million for the same quarter one year ago.

GAAP operating income was $100 million, an increase of 23 percent over Q3 last year, and includes $4.6 million in costs for stock-based compensation. GAAP net income, including $4.4 million in costs for stock-based compensation (net of related tax benefit), was $94 million ($0.49 per share), up 32 percent year over year. GAAP gross margin was 36.2 percent.

Non-GAAP operating income, which excludes stock-based compensation, was $104.2 million, up 29 percent from last year’s operating income of $80.7 million. Non-GAAP net income for Q3 was $98.7 million ($0.51 per share), up 38 percent compared with net income of $71.3 million ($0.36 per share) in the prior year. Non-GAAP gross margin was 36.3 percent, compared to 32.3 percent for the same quarter last year – a year-over-year improvement of 400 basis points. (See Note 1.)

Logitech’s retail sales for the quarter increased by 16 percent, with growth of 19 percent in EMEA, 14 percent in the Americas and 2 percent in Asia Pacific. Retail sales were driven by year-over-year growth across most product categories, with particular strength in audio (up 27 percent), and remote controls (up 42 percent). The Company’s OEM sales grew by 4 percent.

Cash flow from operations for the quarter was $171 million, an increase of $126 million compared to the prior year and the highest cash flow from operations for a single quarter in the Company’s history.

“This was our best quarter ever, reflecting significantly improved margins across all major product categories, strong demand for our holiday lineup, and effective management of our working capital,” said Guerrino De Luca, Logitech president and chief executive officer. “We have been increasingly successful in bringing a wealth of innovation to our product categories. And our record-setting gross margin is a clear indication of the value consumers place on that innovation.

“One highlight for the quarter was our outstanding year-over-year growth in audio, demonstrating the continued consumer appetite for iPod® and PC speakers that enhance the digital music experience, as well as the impact of our strongly differentiated offering. We’re also very pleased by the continued growth in our line of universal remote controls, as consumers continue to simplify and enrich their living room entertainment systems with the unique benefits of a Harmony remote control.”

Outlook

While Logitech continues to expect FY 2007 sales growth of 17 percent year over year, the Company now expects FY 2007 non-GAAP operating income growth of between 25 and 30 percent compared with last year; previously the company estimated non-GAAP operating income to increase between 20 and 25 percent. FY 2007 gross margin is expected to be at or above the high end of the Company’s long-term range of 32-34 percent; previously the company estimated gross margin to be above the mid point of the range. Logitech now expects its non-GAAP effective tax rate for the year to be between 11 percent and 12 percent (previously 13 percent). Non-GAAP operating income and effective tax rate exclude the costs of stock-based compensation. The Company now expects the net costs of stock-based compensation for FY 2007, reflected in net income, to be at the low end of the previously stated range of $16 to $19 million.

The Company also provided preliminary financial targets of 15 percent growth in sales and operating income for Fiscal Year 2008, ending March 31, 2008.

Earnings Teleconference

Logitech will hold an earnings teleconference on Jan. 18, 2007 at 14:00 Central European Time/8:00 a.m. Eastern Standard Time/5:00 a.m. Pacific Standard Time to discuss these results as well as guidance for Fiscal Year 2007 and Fiscal Year 2008. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech is a world leader in personal peripherals, driving innovation in PC navigation, Internet communications, digital music, home-entertainment control, gaming and wireless devices. Founded in 1981, Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).

Note 1. A reconciliation between non-GAAP operating income, net income, and gross margin, and GAAP operating income, net income, and gross margin is set forth in the second supplemental schedule of the attached tables along with additional information regarding the use of these non-GAAP measures.

# # #

This press release contains forward-looking statements, including the statements regarding expected sales, operating income, gross margin and effective tax rate for Fiscal Year 2007, and expected sales and operating income growth in Fiscal Year 2008. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include if we fail to successfully innovate in our current and emerging product categories and identify new feature or product opportunities; consumer demand for our products and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner; the sales mix among our lower- and higher-margin products; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the Fiscal Year ended March 31, 2006 and our quarterly reports on Form 6-K available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo, and other Logitech marks are registered in the United States and other countries. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended December 31,
	2006	2005
Net sales	$658,512	$573,856
Cost of goods sold	419,855	388,349

Gross profit	238,657	185,507

% of net sales	36.2%	32.3%
Operating expenses:
Marketing and selling	84,146	66,067
Research and development	28,778	22,380
General and administrative	26,137	16,387

Total operating expenses	139,061	104,834

Operating income	99,596	80,673
Interest income, net	2,045	1,182
Other income, net	2,593	1,108

Income before income taxes	104,234	82,963
Provision for income taxes	9,930	11,615

Net income	$94,304	$71,348

Shares used to compute net income per share:
Basic	182,652	185,794
Diluted	191,145	200,380
Net income per share:
Basic	$0.52	$0.38
Diluted	$0.49	$0.36

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the three months ended December 31, 2006 included share-based compensation expense under SFAS 123R of $4.4 million, net of tax, or $0.02 per diluted share, related to employee stock options and employee stock purchases. Net income for the three months ended December 31, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three months ended December 31, 2006.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) – Unaudited

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended December 31,
	2006	2005
Net sales	$1,553,835	$1,330,659
Cost of goods sold	1,021,301	905,418

Gross profit	532,534	425,241

% of net sales	34.3%	32.0%
Operating expenses:
Marketing and selling	205,789	169,473
Research and development	79,824	64,889
General and administrative	71,357	46,739

Total operating expenses	356,970	281,101

Operating income	175,564	144,140
Interest income, net	5,521	2,460
Other income, net	12,431	4,545

Income before income taxes	193,516	151,145
Provision for income taxes	19,861	21,163

Net income	$173,655	$129,982

Shares used to compute net income per share:
Basic	182,601	180,533
Diluted	190,655	200,080
Net income per share:
Basic	$0.95	$0.72
Diluted	$0.91	$0.66

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the nine months ended December 31, 2006 included share-based compensation expense under SFAS 123R of $12.7 million, net of tax, or $0.07 per diluted share, related to employee stock options and employee stock purchases. Net income for the nine months ended December 31, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the nine months ended December 31, 2006.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	March 31, 2006	December 31, 2005
Current assets
Cash and cash equivalents	$263,089	$245,014	$276,872
Short term investments	104,950	—	—
Accounts receivable	416,195	289,849	370,048
Inventories	234,944	196,864	257,577
Other current assets	59,024	34,479	49,631

Total current assets	1,078,202	766,206	954,128
Investments	11,131	36,414	16,703
Property, plant and equipment	85,435	74,810	68,886
Intangible assets
Goodwill	146,186	135,396	135,399
Other intangible assets	20,510	11,175	12,335
Other assets	30,345	33,063	1,856

Total assets	$1,371,809	$1,057,064	$1,189,307

Current liabilities
Short-term debt	$12,185	$14,071	$14,061
Accounts payable	293,085	181,290	242,641
Accrued liabilities	220,985	162,922	174,864

Total current liabilities	526,255	358,283	431,566
Long-term debt	—	4	16
Other liabilities	18,190	13,601	949

Total liabilities	544,445	371,888	432,531
Shareholders’ equity	827,364	685,176	756,776

Total liabilities and shareholders’ equity	$1,371,809	$1,057,064	$1,189,307

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION

	Quarter Ended December 31		Nine Months Ended December 31
	2006	2005	2006	2005
Depreciation	$10,029	$7,720	$26,295	$23,475
Amortization of other acquisition-related intangibles	1,380	1,160	3,285	3,481
Operating income	99,596	80,673	175,564	144,140
Operating income before depreciation and amortization	111,005	89,553	205,144	171,096
Capital expenditures	10,583	13,531	36,641	37,617

Net sales by channel:
Retail	$599,142	$516,575	$1,387,190	$1,169,645
OEM	59,370	57,281	166,645	161,014

Total net sales	$658,512	$573,856	$1,553,835	$1,330,659

Net sales by product family:
Retail - Cordless	$162,549	$148,336	$385,775	$333,706
Retail - Corded	95,061	86,821	246,858	233,126
Retail - Video	95,692	82,401	258,958	192,238
Retail - Audio	149,487	117,602	306,740	247,000
Retail - Gaming	57,791	56,552	106,957	108,136
Retail - Other	38,562	24,863	81,902	55,439
OEM	59,370	57,281	166,645	161,014

Total net sales	$658,512	$573,856	$1,553,835	$1,330,659

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION

Reconciliation of GAAP to non-GAAP Financial Measures	Quarter Ended December 31 2006	Nine Months Ended December 31 2006

GAAP gross margin	36.2%	34.3%
Adjustments:
Effect of stock-based compensation	0.1%	0.1%

Non-GAAP gross margin	36.3%	34.4%

GAAP operating income	$99,596	$175,564
Adjustments:
Effect of stock-based compensation	4,642	14,994

Non-GAAP operating income	$104,238	$190,558

GAAP net income	$94,304	$173,655
Adjustments:
Effect of stock-based compensation	4,363	12,684

Non-GAAP net income	$98,667	$186,339

Stock-based Compensation Expense for Employee Stock Options and Employee Stock Purchases	Quarter Ended December 31 2006	Nine Months Ended December 31 2006

Cost of goods sold	$628	$2,077
Marketing and selling	1,633	5,394
Research and development	721	2,327
General and administration	1,660	5,196
Income tax benefit	(279)	(2,310)

Total stock-based compensation expense after income taxes	$4,363	$12,684

Stock-based compensation expense for employee stock options and employee stock purchases, net of tax, per share (diluted)	$0.02	$0.07

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. The adjustments between the GAAP and non-GAAP financial measures presented above consist of share-based compensation expense for employee stock options and employee stock purchases, and the related income tax effect, as recognized in accordance with SFAS 123R. Because we implemented SFAS 123R effective April 1, 2006, our financial results for the three and nine months ended December 31, 2005 do not include the effect of share-based compensation expense and are presented in the accompanying earnings release only on a GAAP basis. Our management uses these non-GAAP measures in its financial and operational decision-making. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate the comparison by our investors of results for periods subsequent to our adoption of SFAS 123R, with corresponding prior periods for which SFAS 123R was not effective.